UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

Commission File Number: 001-39446

CureVac N.V.

(Exact Name of Registrant as Specified in Its Charter)

Friedrich-Miescher-Strasse 15, 72076

Tübingen, Germany

+49 7071 9883 0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is being furnished by CureVac N.V. ("CureVac") to the Securities and Exchange Commission (the “SEC”) for the sole purposes of: (i) furnishing, as Exhibit 99.1 to this Form 6-K, Unaudited Interim Condensed Consolidated Financial Statements announcing CureVac’s financial results and business updates as of September 30, 2022 and for the nine month periods ended September 30, 2022 and 2022; (ii) furnishing, as Exhibit 99.2 to this Form 6-K, Management’s Discussion and Analysis of Financial Condition and Results of Operations, which discusses and analyzes CureVac's financial condition and results of operations as of September 30, 2022 and for the nine month periods ended September 30, 2022 and 2021; and (iii) furnishing, as Exhibit 99.3 to this Form 6-K, Material Tax Dutch Tax Considerations, which discusses and analyzes certain material Dutch tax consequences of the acquisition, holding and disposal of CureVac's common shares.

The information included in this Form 6-K (including Exhibits 99.1, 99.2 and 99.3) is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-259613).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUREVAC N.V.

	By:	/s/ Franz-Werner Haas, LLD, LLM
Chief Executive Officer

Date: November 17, 2022

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2022 and for the nine month periods ended September 30, 2022 and 2021
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.3	Material Dutch Tax Considerations